SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

12 June 2007

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

                                 Protherics PLC

                         Notification of PDMR Interests

London, UK; Brentwood, TN, US; 12 June 2007 - Protherics PLC
("Protherics" or the "Company"), the international biopharmaceutical company focused on critical care and cancer, today announces that, on 11 June 2007, the following options over ordinary shares in the Company ("Ordinary Shares")
were granted under the terms of the Protherics PLC Long Term Incentive Plan at an exercise price of 2 pence per share:

Name                    Position                                 Number of
                                                                    Options

Ian Scoular                Director of Business Development         136,170
Nicholas Staples           Director of Corporate Affairs            114,893
Sally Waterman             Director of Research &Development       136,170

In addition, the following options were granted on 11 June 2007 under the terms of the Protherics PLC Deferred Bonus Plan at an exercise price of 2 pence per share:

Name                    Position                                Number of
                                                                   Options

Nicholas Staples           Director of Corporate Affairs           42,553
Sally Waterman             Director of Research &Development      31,914

Following the above grant of options, the above Persons Discharging Managerial
Responsibility hold options over the following number of Ordinary Shares:

Ian Scoular                                            972,894
Nicholas Staples                                       549,163
Sally Waterman                                         660,373

                                   |  Ends  |

For further information please contact:

Protherics
Nick Staples, Director of Corporate Affairs                +44 (0) 7919  480510
Julie Vickers, Company Secretary                           +44 (0)1928 518010

Financial Dynamics - press enquiries
London: Ben Atwell, Anna Keeble                            +44 (0) 20 7831 3113
New York: John Capodanno, Jonathan Birt                    +1 212 850 5600

Or visit  www.protherics.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 12 June 2007	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director